SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of April, 2004

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of April, 2004.

List of Exhibits:

1.	Press release regarding an exercise of warrants and options in BioProgress PLC.

BioProgress PLC

01 April 2004

Press Release

1 April 2004

BioProgress plc

(‘BioProgress’ or ‘the Company’)

Exercise of options and warrants

Pursuant to the exercise of options and warrants over a total of 2,952,086 ordinary shares (‘New Shares’) of 1p each in the Company, application has been made for the New Shares to be admitted to trading on the Alternative Investment Market (‘AIM’) of London Stock Exchange plc. Admission of the New Shares is expected to become effective on 7 April 2004.

Options have been exercised in respect of 625,000 New Shares at a price per New Share of US$0.35. Warrants have been exercised in respect of the remaining 2,327,086 New Shares at prices ranging from US$1.00 to US$2.50 per New Share.

Graham Hind, Chief Executive of BioProgress plc, said: ‘The exercise of the warrants and options has provided the Company with approximately £1.5 million which further strengthens BioProgress’ cash position. ‘The acquisition of the edible film production assets of Aquafilm LLC was completed yesterday. These acquired assets have been transferred into a new wholly owned subsidiary of the Company called BioFilm LLC.’

- Ends -

For further information:
BioProgress plc
Graham Hind, Chief Executive	Tel: +44 (0) 1354 655 674
grahamhind@bioprogress.com
www.bioprogress.com

Media enquiries:
Bankside
Henry Harrison-Topham /Heather Salmond	Tel: +44 (0) 20 7444 4140
henry.ht@bankside.com
www.bankside.com

Notes to editors:

BioProgress listed on AIM in May 2003 and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company’s patent portfolio comprises over sixty patents within sixteen patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes. The company exclusively licensed its XGEL(R) NROBE (R) dosage form technology to the FMC Corporation in the USA.

The Company has also developed patented and licensed the world’s first flushable ostomy pouch that offers a newly enhanced quality of life not previously possible for the end user. Market research shows the global ostomy market to be worth $1 billion annually.

The Company’s business model provides it with several significant revenue streams including sales of encapsulating machines and film, plus licence and fees for research development services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ ELIZABETH EDWARDS
Dated: April 1, 2004	Elizabeth Edwards
Chief Financial Officer